FORM 4 Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person* Weissbach Herbert	2. Issuer Name and Tickler or Trading Symbol Bio-Technology General Corp.: ("BTGC")					6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director 10% Owner Officer (give title below) Other (specify below)
(Last) (First) (Middle) 8008 Desmond Drive	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)		4. Statement for Month//Day/Year March 31, 2003
(Street) Boynton Beach Fl 33437			5. If Amendment, Date of Original (Month/Day/Year)			7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock, $.01 par value per share	03/31/2003		A		925 (1)	A	$2.70	8,628	D

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1.Title of Derivative Security (Instr.3) Options to purchase Common Stock, $.01 par value per share	2.Conversion or Exercise Price of Derivative Security	3.Transaction Date (Month/Day/Year)	3A. Deemed Execution Date, if any (Month/Day/Year)	4.Transaction Code (Instr. 8)		5.Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6.Date Exerciseable and Expiration Date (Month/Day/Year)		7.Title and Amount of Underlying Securities (Instr. 3 and 4) Common Stock, $.01 par value per share		8.Price of Derivative Security (Instr. 5)	9.Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.Ownership Form of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	11.Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
" "	$13.94	6/18/97		A		20,000		(2)	6/18/07	"	20,000			D
" "	$7.875	6/17/98		A		7,500		(2)	6/17/08	"	7,500			D
" "	$7.40625	6/9/99		A		7,500		(2)	6/9/09	"	7,500			D
" "	$11.8125	9/6/00		A		7,500		(3)	9/6/10	"	7,500			D
" "	$12.74	6/19/01		A		7,500		(4)	6/19/11	"	7,500			D
" "	$4.91	3/29/02		A		5,000		(2)	3/29/12	"	5,000			D
" "	$6.01	6/28/02		A		5,000		(5)	6/28/12	"	5,000			D
" "	$2.961	9/30/02		A		5,000		(6)	9/30/12	"	5,000			D
" "	$3.201	12/31/02		A		5,000		(7)	12/31/02	"	5,000			D
" "	$2.70	3/31/03		A		5,000		(8)	3/31/13	"	5,000		65,625	D

Explanation of Responses:
  1. These shares were granted pursuant to the Company's Stock Compensation Plan for Outside Directors, which provides for the grant to no-employee directors of that number of shares of Common Stock having an aggregate fair market value on the last business day of each quarter equal to $2,500, until he is no longer an Outside Director.  On March  31, 2003, the fair market value of the Common Stock, based on the closing price, was $2.70.

 2.  These options are fully vested and immediately exercisable.

  3.  These options are presently exercisable as to 5,625 shares and will become exercisable as to an additional 1,875 shares on 9/6/03.

  4.  These options are presently exercisable as to 3,750 shares and will become exercisable as to an additional 1,875 shares on each of 6/19/03 and 6/19/04.

  5.  These options will become fully vested and immediately exercisable on 6/28/03.

  6.  These options will become fully vested and immediately exercisable on 9/30/03.

  7.  These options will become fully vested and immediately exercisable on 12/31/03.

  8.  These options will become fully vested and immediately exercisable on 3/31/04.

	/s/ Herb Weissbach **Signature of Reporting Person	April 2, 2003 Date

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.
*	If the form is filed by more than one reporting person, see Instruction 4(b)(v).
**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
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